Exhibit 99.1

Tempest and Millendo Announce Proposed Merger Agreement

– Transaction to advance Tempest’s targeted oncology pipeline –

- Concurrent $30M PIPE financing expected to close with merger -

- Companies to host conference call today at 8:30 a.m. ET -

South San Francisco, CA, and Ann Arbor, Mich. March 29, 2021 –Tempest Therapeutics, Inc. (“Tempest”), a privately-held clinical-stage oncology company developing potentially first-in-class therapeutics that combine both targeted and immune-mediated mechanisms, and Millendo Therapeutics, Inc. (Nasdaq: MLND) (“Millendo”), announced today that they have entered into a definitive agreement under which Millendo will merge with Tempest in an all-stock transaction. The combined company will focus on advancing Tempest’s oncology pipeline of small molecule therapeutics that have the potential to address a wide range of tumors. Upon shareholder approval, the combined company is expected to operate under the name Tempest Therapeutics and trade on the Nasdaq Capital Market under the ticker symbol TPST.

In support of the merger, Tempest has secured commitments from a premier syndicate of healthcare investors comprised of Versant Ventures, Rock Springs Capital, F-Prime Capital, Monashee Investment Management, Quan Capital, Lyfe Capital, Maven Capital Partners, Lilly Asia Ventures and Eight Roads Ventures for a $30 million PIPE financing that is expected to close concurrent with the completion of the merger. Together with the cash expected from both companies at closing, the net proceeds of the merger and financing are expected to fund the further development of Tempest’s three oncology programs and operate the company into early 2023. The financing and merger are expected to close in the first half of 2021.

“We are very pleased to announce this proposed merger with Millendo Therapeutics, which will facilitate the advancement of our broad pipeline of targeted oncology programs, including TPST-1495 and TPST-1120, which are both progressing in the clinic with encouraging early signs of clinical benefit,” said Tom Dubensky, Ph.D., chief executive officer of Tempest. “Together with our recently announced clinical collaboration with Roche to investigate TPST-1120 in a randomized frontline hepatocellular carcinoma study, this has been a highly productive quarter for Tempest that sets the stage for additional potential catalysts from our proprietary oncology programs. The transition of Tempest to a public company enhances our ability to fund these potentially important product candidates, as well as consider additional programs with exciting new targets.”

Tempest’s oncology pipeline is led by two clinical programs, TPST-1495 and TPST-1120, with broad potential across multiple tumor types. TPST-1495 is an antagonist selective for two receptors in the prostaglandin (PGE2) pathway, EP2 and EP4, which promote both tumor growth and the proliferation of suppressive immune cell populations. Tempest is currently evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics, and preliminary anti-tumor activity of TPST-1495 in a multicenter Phase 1a/1b dose and schedule optimization study in patients with advanced solid tumors, with a focus on known prostaglandin-driven tumors such as colorectal cancer, lung adenocarcinoma and urothelial cancer. Tempest expects to report topline data from this study prior to the end of 2021, as well as data from planned monotherapy dose expansion and combination studies in 2022. TPST-1120 is designed to be a selective antagonist of proliferator-activated receptor alpha (PPAR⍺) which is a transcription factor that regulates the expression of target genes that promote angiogenesis and enable a cellular metabolic pathway known as fatty acid oxidation. TPST-1120 has completed monotherapy dose escalation and is progressing through a combination dose escalation study with nivolumab. This summer, Tempest expects F. Hoffmann-La Roche Ltd to initiate a global, randomized Phase 1b/2 clinical study in combination with the standard-of-care first-line regimen of atezolizumab and bevacizumab in patients with advanced or metastatic HCC not previously treated with systemic therapy, pursuant to a recently announced collaboration between the companies. Tempest expects to report topline data from this study by year-end 2022.

“Millendo Therapeutics’ strategic review was a thorough and thoughtful process. We believe we have found a partner that offers not only the greatest value for our existing shareholders but also promising targeted oncology product candidates for patients living with cancer,” said Louis Arcudi, chief executive officer of Millendo.

About the Proposed Merger

Millendo stockholders are expected to own approximately 18.5% of the combined company and pre-merger Tempest stockholders will own approximately 81.5% of the combined company. The percentage of the combined company that Millendo’s stockholders will own as of the close of the transaction is subject to adjustment based on the amount of Millendo’s net cash at the closing date.

Upon closing of the transaction, Millendo will be renamed Tempest Therapeutics, Inc. and will be headquartered in South San Francisco, CA. Stephen Brady and Tom Dubensky, Ph.D. will serve as chief executive officer and president, respectively, of the combined company. The merger agreement provides that the Board of Directors of the combined company will be comprised of seven members. The merger agreement has been approved by the Board of Directors of each company, and the transaction is expected to close in the first half of 2021, subject to approvals by the stockholders of each company, the effectiveness of a registration statement filed with the U.S. Securities and Exchange Commission to register the shares of Millendo common stock to be issued in connection with the merger, the completion of a PIPE financing, and other customary closing conditions.

SVB Leerink is serving as the exclusive financial advisor to Millendo and WilmerHale is serving as legal counsel. Piper Sandler is serving as financial advisor to Tempest and Sidley Austin is serving as legal counsel.

Conference Call Information

Millendo and Tempest will host a conference call today, March 29, 2021, at 8:30 a.m. ET, to discuss the merger. The conference call may be accessed by dialing 1-(678) 302-3550 or 1-(866) 939-3921 internationally and referencing conference ID number 50135737. A live webcast of the presentation will be available on the Investors & Media section of Millendo’s website at http://investors.millendo.com and Tempest’s website at www.tempesttx.com. A replay of the webcast will be archived on both company’s websites for 30 days following the presentation.

About Millendo Therapeutics, Inc.

Millendo Therapeutics is a biopharmaceutical company previously primarily focused on developing novel treatments for endocrine diseases where current therapies do not exist or are insufficient. Millendo seeks to create distinct and transformative treatments where there is a significant unmet medical need. For more information, please visit www.millendo.com.

About Tempest Therapeutics

Tempest Therapeutics is a clinical-stage oncology company advancing small molecules that combine both targeted and immune-mediated mechanisms with the potential to treat a wide range of tumors. The company’s two novel clinical programs are TPST-1495 and TPST-1120, antagonists of EP2/EP4 and PPARα, respectively. Both TPST-1495 and TPST-1120 are advancing through Phase 1 studies designed to study both agents as monotherapies and in combination with other approved agents. Tempest is also developing an inhibitor of TREX-1, a double-stranded DNA exonuclease that is designed to control activation of the cGAS/STING pathway, which is an innate immune response pathway that induces the production of IFN-β, a cytokine that is well-established to trigger the development of anti-tumor immunity. Oral delivery of a TREX-1 small molecule inhibitor is intended to selectively activate STING in tumors, leading to anti-tumor immunity. Tempest is headquartered in South San Francisco and supported by notable healthcare investors. More information about Tempest can be found on the company’s website at www.tempesttx.com.

Forward-Looking Statements

This press release contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)) concerning Millendo, Tempest, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Millendo, as well as assumptions made by, and information currently available to, management of Millendo. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction or to complete the financing in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of Millendo and Tempest to consummate the transaction, including the PIPE financing; risks related to Millendo’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; risks related to Millendo’s and Tempest’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the ability of Millendo or Tempest to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Millendo’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Millendo can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, Millendo undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Millendo and Tempest, Millendo intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Millendo and information statement of Tempest. MILLENDO URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MILLENDO, TEMPEST, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Millendo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus/information statement and other documents filed by Millendo with the SEC by contacting Stern IR. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Millendo and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Millendo’s directors and executive officers is included in Millendo’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC, and the proxy statement for Millendo’s 2020 annual meeting of stockholders, filed with the SEC on April 24, 2020. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus/information statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Millendo Investor Contact:
Jack Hildick-Smith

Stern Investor Relations
212-698-8690

Jack.Hildick-Smith@Sternir.com

Millendo Media Contact:
Julie Bane
MacDougall
617-821-1089
jbane@macbiocom.com

Tempest Investor Contacts:

Sylvia Wheeler

Wheelhouse Life Science Advisors

swheeler@wheelhouselsa.com

Alex Santos

Wheelhouse Life Science Advisors

asantos@wheelhouselsa.com

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